Amendment to Administration Agreement

This is an Amendment to the Administration Agreement (the "Agreement") made and entered into between the INVESCO Global Health Sciences Fund, a Massachusetts business trust (the "Fund"), and INVESCO Funds Group, Inc., a Delaware corporation registered with the Securities and Exchange as an investment adviser (the "Administrator"), effective as of the 1st day of November, 1998.

WHEREAS, the Fund and the Administrator desire to modify the basis on which the administrative services fee to be paid to the Administrator by the Fund under the Agreement is computed to provide that such fee will now by computed at the annual rate of .10% of the Fund's daily net assets.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in the Agreement, it is agreed that the provisions of Paragraph 7 of the Agreement entitled "Compensation" are hereby amended to read as follows:

     Compensation. For the services provided and expenses assumed by IFG under this Agreement, the Fund will pay IFG a monthly fee at the annual rate of .10% of the Fund's daily net assets. The fee is provided for hereunder shall be prorated in any month in which this Agreement is not in effect for the entire month.

IN WITNESS WHEREOF, the parties have executed this Amendment on this 1st day of November, 1998.

                                     INVESCO GLOBAL HEALTH SCIENCES FUND



Attest:/s/ Glen A. Payne             By:/s/ Mark H. Williamson
       --------------------             ----------------------
       Glen A. Payne                    Mark H. Williamson
       Secretary                        President



                                     INVESCO FUNDS GROUP, INC.



Attest:/s/ Glen A. Payne             By:/s/ Mark H. Williamson
       --------------------             ----------------------
       Glen A. Payne                    Mark H. Williamson
       Secretary                        President